

May 5, 2015

Edward R. Starrs
Chief Executive Officer
MyECheck, Inc.
2600 E. Bidwell Street, Ste. 190
Folsom, CA 95630

> **Re: MyECheck, Inc.**
> **Registration Statement on Form 10**
> **Filed April 8, 2015**
> **File No. 000-55296**

Dear Mr. Starrs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated February 18, 2015.

General

1.   As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure they meet these requirements as of the anticipated date of automatic effectiveness of the registration statement.

2.   Certain of your exhibits were filed in an improper format. For example, we note that exhibits nos. 3.1(I), 3.1(II), 10.5, 10.12, 10.13, 10.14, 10.16, 10.18, and 10.22 were not filed in a text-searchable format. Please refile these agreements in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: ``EDGAR Filing,´´ Version 29 (December 2014).

Business

3.   On page F-9 you state that three customers comprised 98% of revenue for the year ended December 31, 2014. Please tell us what consideration you gave to describing the nature of your dependence on these customers pursuant to Item 101(h)(4)(vi) of Regulation S-K. Additionally, tell us whether you have filed any agreements you have with each of your major customers as exhibits pursuant to Item 601(b)(10) of Regulation S-K, and if not, explain how you concluded you are not required to do so.

Risk Factors

4.   Please include a risk factor alerting investors as to the facts that your CFO Bruce M. Smith will be released of his duties as disclosed elsewhere in your filing, and if true, that you have not yet appointed his successor. We note in this regard the risk factor on page 11 of your Form 10 amendment filed February 17, 2015, stating that your operations could be materially adversely affected if Mr. Smith (among others) ceases to be active in your management.

"The Company is a plaintiff in ongoing litigation as discussed in Item 8 …," page 13

5.   Rather than cross-referencing information contained elsewhere in your filing, please briefly summarize here the nature of the litigation you are currently a party to and describe the resulting risks to investors. Also, please delete any mitigating language in the caption and subcaption, and relocate such disclosure to your descriptions of the litigation.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 18

6.   In footnote (d) to your table, you state that there was a stop transfer enforced at the request of the company on the shares issued to Titan International Securities. However, the footnote fails to present a clear timeline of the events that gave rise to the claim, the significant milestones in the subsequent litigation, and the resulting uncertainties for investors.   Please revise to provide such information.

Executive Compensation, page 21

7.   You indicate that as of October 14, 2015, Mr. Zalunardo was removed from his position as Chief Operating Officer and Senior Vice President of MyECheck to become President and Chief Executive Officer of your subsidiary GreenPay, LLC. Please revise since you refer to a date that has not yet occurred.

Certain Relationships and Related Transactions, page 22

8.   Please tell us what consideration you gave to providing the disclosure called for by Item 404(d) of Regulation S-K regarding your entry into an acquisition agreement with Seergate, Inc. on January 30, 2015. In this regard, we note your disclosure on page 20 stating that Jim Fancher joined MyECheck as an executive officer in December 2014 and that his "prior roles include COO of Seergate… from 2010 to the present."

9.   Rather than referring to your "major shareholder," please name the related party you are referencing.

Note 13 – Subsequent Events, page F-26

10.   You disclose that you issued certain shares of common stock to Messrs. Cruz and Sillerico in 2015 as consideration for their participation in the early development of your company in 2007. Please provide us with your analysis for why such payments were not disclosed in your related party transactions disclosures on page 22. Refer to Item 404(c) of Regulation S-K.

11.   We note that you disclose that on January 30, 2015, you signed an agreement to acquire 100% of the stock of Seergate, Ltd. and the acquisition was expected to close on April 2, 2015. Please describe the status of this acquisition and tell us whether your due diligence has commenced. Additionally, tell us what consideration was given to whether the acquisition was probable and significant and whether to include the financial statements and pro forma financial information for the acquisition in your registration statement prior to effectiveness. We refer you to Rules 8-04 and 8-05 of Regulation S-X.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Katherine Wray
Attorney-Adviser